Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

September 6, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: David L. Orlic

Re:	Manulife Private Credit Plus Fund — File Nos. 333-280481 and 811-23896

Dear Mr. Orlic:

On behalf of Manulife Private Credit Plus Fund (the “Fund”), we submit this letter in response to comments received by telephone on September 4, 2024 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on August 7, 2024 (the “Prior Comments”) in connection with the Fund’s registration statement on Form N-2 filed with the SEC on June 26, 2024, accession no. 0001193125-24-168781 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment. The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Registration Statement

Comment 1 — Please remove the following language in the last sentence of the second paragraph of the “Repurchases of Shares” subsection:

“The tender offer period will likely commence approximately 75 days or less prior to the date of repurchase by the fund, with the Expiration Date (as defined below) typically being approximately 50 days or less prior to the date of repurchase by the fund.”

In addition, please also add a statement at the end of this same paragraph that the Fund will make payments promptly in accordance with federal law.

Response to Comment 1 — The Fund will modify the applicable language under “Repurchases of Shares,” as follows:

The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. Each repurchase offer ordinarily will be limited to the repurchase of no more than 5%. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer. ~~The tender offer period will likely commence approximately 75 days or less prior to the date of repurchase by the fund, with the Expiration Date (as defined below) typically being approximately 50 days or less prior to the date of repurchase by the fund.~~ Repurchases of Shares by the Fund are subject to Rule 13e-4 under the Exchange Act and will be made only in accordance with such rule. Any consideration offered to be paid in connection with a repurchase offer will be paid promptly in accordance with U.S. federal law.

In addition, the Fund will also make corresponding edits to revise the last sentence of the second paragraph in the “Repurchase of Shares by the Fund” subsection within the PROSPECTUS SUMMARY, as follows:

The Advisor expects that, generally, it will recommend to the Board that each repurchase offer ordinarily be limited to the repurchase of no more than 5% of the Shares outstanding although any particular recommendation may be outside this range. If the value of Shares tendered for repurchase exceeds the value the fund intended to repurchase, the fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer~~, which date will be approximately 50 days or less prior to the date of repurchase by the fund~~. See “Repurchases and Transfers of Shares.”

Declaration of Trust

Comment 2 — Please provide a detailed legal analysis as to how the case cited in the response to Comment 11 in the Prior Comments (i.e., Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR) (S.D.N.Y. Sept. 26, 2023) stands for the proposition that the disclosure requested in Comment 11 of the Prior Comments is not necessary. Alternatively, under “Voting Procedures” “Abstentions and Broker Non-Votes” on page 4, please disclose the exclusive federal forum provision in Section 2.11(b) of this exhibit and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1940 Act permits shareholder to bring claims arising from that Act in both state and federal courts).

Response to Comment 2 — Although a federal district court has found forum selection clauses valid, questions may remain on their enforceability. The Fund respectfully declines to amend its organizational documents, but in response to the Staff’s comment, however, the Fund will add the below disclosure to the Prospectus within the “General” subsection provided in the ADDITIONAL INFORMATION section:

“Derivative Actions. The Declaration of Trust also places certain limitations on the ability of a Shareholder to sue the fund or bring a derivative action on behalf of the fund, except with respect to claims arising under the U.S. federal securities laws. Some of these limitations include, but are not limited to: (a) if a Shareholder brings a claim in a jurisdiction other than as specified in the Declaration of Trust, the Shareholder may be required to reimburse all expenses incurred by the fund or any other person in effecting a change of venue; (b) Shareholders are required to make a pre-suit demand upon the Trustees to bring a derivative action, unless the demanding Shareholder(s) make a specific showing that irreparable nonmonetary injury to the fund that the Shareholder(s) could not reasonably have prevented would otherwise result; (c) the Trustees may, in their sole discretion, submit the question of whether to proceed with a derivative action claim to a vote of Shareholders of the fund; and (d) any diminution in the value of a Shareholder’s Shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the fund’s officers, or the Advisor is a legal claim belonging only to the fund and not to the Shareholders individually.

The Declaration of Trust also place limitations on the forum in which claims against or on behalf of the fund may be heard. Claims against the fund are required to be brought in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts. As a result, there is a risk that investors in the fund may find it inconvenient or expensive to bring a claim against the fund or the Trustees, officers or other agents.”

Comment 3 — The Staff re-issues Comment 12 of the Prior Comments and requests that the Fund please disclose the provision of Section 2.11(d) of this exhibit (relating to the requirement of a pre-suit demand with respect to derivative claims).

Response to Comment 3 — In response to the Staff’s comment, the Fund has revised the disclosure as indicated in response to Comment 2 above.

Comment 4 — Please provide a detailed legal analysis as to how the case cited in the response to Comment 13 in the Prior Comments (i.e., Saba Cap. Master Fund, Ltd. v. ClearBridge Energy Midstream Opportunity Fund Inc., No. 23-CV-5568 (JSR) (S.D.N.Y. Sept. 26, 2023) stands for the proposition that the disclosure request in Comment 13 of the Prior Comments is not necessary. Alternatively, please revise this exhibit to state that Section 2.11(g) does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response to Comment 4 — The Fund respectfully declines to amend its organizational documents. However, in response to the Staff’s comment, the Fund has revised the disclosure as indicated in response to Comment 2 above.

If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary

Cc:	Mark Goshko, Esq.

George Zornada, Esq.

Pablo Man, Esq.

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